UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIFEVANTAGE CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53222K106

(CUSIP Number)

Dell Loy Hansen
595 S. Riverwoods Pkwy., Suite 400
Logan, UT 84321
Attention:  Dell Loy Hansen
Telephone: (435) 755-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K106

1	NAMES OF REPORTING PERSONS

Dell Loy Hansen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,337,000 shares

	8	SHARED VOTING POWER
3,645,868 shares

	9	SOLE DISPOSITIVE POWER
1,337,000 shares

	10	SHARED DISPOSITIVE POWER
3,645,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,982,868 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 53222K106

1	NAMES OF REPORTING PERSONS

Hansen Guaranty, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,645,868 shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,645,868 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,645,868 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 53222K106

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.001 par value per share (the "Common Stock"), of LifeVantage Corporation, a Colorado corporation (the "Company").  The Company's principal executive offices are located at 9785 S. Monroe Street, Ste 300, Sandy, UT 84070.

Item 2. Identity and Background

(a) - (c) This Statement is filed by Dell Loy Hansen, an individual, and Hansen Guaranty, LLC, a Utah limited liability company ("Hansen Guaranty"). Mr. Hansen and Hansen Guaranty are each sometimes referred to in this Schedule 13D as a "Reporting Person." The principal business address of each Reporting Person is 595 S. Riverwoods Pkwy., Suite 400, Logan, UT 84321. The principal business of Mr. Hansen is real estate manager.  Mr. Hansen is also the manager of Hansen Guaranty and, as such, may be deemed to have voting power and dispositive power over the Company's Common Stock owned by Hansen Guaranty.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hansen is a citizen of the United States of America.  Hansen Guaranty is a Utah limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Hansen acquired his beneficial ownership of the Company's Common Stock with personal funds.  Hansen Guaranty acquired its beneficial ownership of the Company's Common Stock with working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired such securities in the Company for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer

(a)-(b)  The Reporting Persons own in the aggregate 4,982,868 shares of the Company's Common Stock which represents 5.1% of the Company's outstanding common stock based upon 97,021,189 shares outstanding as of April 30, 2015 as set forth in the Company's most recent report on Form 10-Q for the quarterly period ended March 31, 2015, and filed with the Securities and Exchange Commission on May 6, 2015.  As of July 16, 2015, Mr. Hansen individually owns 1,337,000 shares of Common Stock of the Company, and Hansen Guaranty owns 3,645,868 shares of Common Stock of the Company. Mr. Hansen is the Manager of Hansen Guaranty and, as such, has voting and dispositive power over the Common Stock owned by Hansen Guaranty.

(c)  The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2015

/s/ Dell Loy Hansen
Dell Loy Hansen

HANSEN GUARANTY, LLC

By:	/s/ Dell Loy Hansen
Name:	Dell Loy Hansen
Title:	Manager